Exhibit 3.6

State of Delaware Secretary of State Division of Corporations
Delivered 11:14AM 01/22/2025 FILED 11:14 AM 01122no2s SR 20250206765 - FileNumber 4195390

CERTIFICATE OFAMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

Functional Brands Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

1.	The name of the corporation is Functional Brands Inc. (the “Corporation”).

2.	This Certificate of Amendment to the Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

3.	This Certificate of Amendment hereby amends the Certificate of Incorporation by amending Article Fourth to read, in its entirety, as follows:

(a) Reverse Stock Split

Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, the shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified as, and shall be combined and changed into, a smaller number of shares such that each eighteen point three three eight six two two(18.338622) shares ofissued Common Stock immediately prior to the Effective Time shall be reclassified into, and shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and changed into and become, one (I) validly issued, fully-paid and nonassessable share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). Notwithstanding the foregoing, no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon receipt after the Effective Time by the Corporation’s transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time (after taking into account and aggregating all fractional shares of post-Reverse Stock Split Common Stock otherwise issuable to such holder), shall receive one whole share of Common Stock in lieu of such fractional share.

From and after the Effective Time, certificates representing Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, represent the number of whole shares of post-Reverse Stock Split Common Stock into which the shares of pre-Reverse Stock Split Common Stock shall have been reclassified (as well as the right to receive one whole share of Common Stock in lieu of any fractional share of post-Reverse Stock Split Common Stock, after taking into account and aggregating all fractional shares of post-Reverse Stock Split Common Stock otherwise issuable to such holder) pursuant to the foregoing provisions; provided, however, that each holder of record of a certificate that represented shares of pre- Reverse Stock Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Stock Split Common Stock into which the shares of pre Reverse Stock Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Stock Split; provided further, that any dividends or other distributions that may be declared after the Effective Time with respect to the number of post-Reverse Stock Split shares of Common Stock represented by that certificate will be withheld by the Corporation until that certificate has been properly presented for exchange, at which time all such withheld dividends that have not yet been paid to a public official pursuant to relevant abandoned property or escheat laws will be paid to the holder thereof or the holder’s designee, without interest. The Reverse Stock Split shall be effected on a record holder- by-record holder basis, such that any fractional shares of post- Reverse Stock Split Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated.”

(b) Blank Check Preferred Stock:

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 221,000,000, consisting of 220,000,000 shares of Common Stock, par value $0.00001 per share, and 1,000,000 shares of Preferred Stock, par value $0.001 per share. The Board of Directors of the Corporation is hereby expressly authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each series and to fix the designations, powers, preferences, rights, qualifications, limitations, and restrictions of the shares of each series, including, without limitation, dividend rights, conversion rights, voting rights, redemption terms, and liquidation preferences, to the fullest extent permitted by law.

4.	Except as herein amended, the Certificate oflncorporation of the Corporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 21st day of January, 2025.

FUNCTIONAL BRANDS INC.

/s/ Eric Gripentrog
Name: Eric Gripentrog
Title: CEO

/s/ Tariq Rahim
Name: Tariq Rahim
Title: CFO

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